UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 1

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $8.75 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

(b) Background

The first paragraph of the subsection titled “Rights Plan” under Item 4(b) on page 4 is amended by adding the phrase “, including the rights plan adopted by Axcan” at the end of the second sentence in the paragraph.

The first paragraph of the subsection titled “Prior Salix Business Model” under Item 4(b) beginning on page 4 is amended by deleting the phrase “$0.50 per share” in the fifth sentence and inserting “the equivalent of U.S. $0.50 per share on the Toronto Stock Exchange” in lieu thereof.

The second paragraph of the subsection titled “Current Salix Business Model” under Item 4(b) on page 5 is amended by deleting the reference to “$1.00” in the last sentence and inserting “the equivalent of U.S. $1.00 per share on the Toronto Stock Exchange” in lieu thereof.

The second paragraph of the subsection titled “Successful Implementation” under Item 4(b) beginning on page 6 is amended by deleting the entire paragraph and inserting the following in lieu thereof:

“Salix’s receipt of regulatory approval for Colazal, establishment of a gastroenterology-focused specialty sales force and launch of Colazal demonstrate Salix’s ability to successfully execute its business plan. Since December 1999, Salix has made significant investments to transform itself from a small drug development company into a proven, sales and marketing focused, specialty pharmaceutical company. The closing price of the Common Stock on December 14, 1999, the date when Mr. Gosselin first proposed a meeting to examine the possibility of an association between Axcan and Salix, was the equivalent of U.S. $0.12 per share on the Toronto Stock Exchange, where the Common Stock traded at that time. Salix delisted from the Toronto Stock Exchange on November 24, 2000, listing the Common Stock on the Nasdaq SmallCap Market from November 20, 2000 until February 26, 2001, when it began trading on the Nasdaq National Market. Over the period of time between December 1999 and today, the Common Stock price has increased overall as Salix executed its business plan, subject to typical market variation, with the closing price reaching as high as $24.57 on June 5, 2001 and a two-year low of $5.10 on March 3, 2003. The closing price of the Common Stock on April 9, 2003, the date prior to Axcan announcing the Offer, was $7.33 per share. On May 5, 2003, the closing price of the Common Stock was $11.35.”

The subsection titled “Second Product; Approvable Status with Significant Market Potential” under Item 4(b) beginning on page 6 is amended by deleting the entire subsection and inserting the following in lieu thereof:

“Second Product; Approvable Status with Significant Market Potential. Salix’s second product candidate, Rifaximin, is a unique, broad-spectrum, gastrointestinal-specific, oral antibiotic. Salix received an approvable letter from the FDA for Rifaximin in October 2002 for the treatment of travelers’ diarrhea. An FDA approvable letter indicates that a new drug is likely to be approved for the indication requested, assuming conditions for final approval described in the letter are met. In its approvable letter for Rifaximin, the FDA requested data showing the ability to consistently manufacture Rifaximin together with further clinical information relating to the efficacy and safety of Rifaximin and its activity against specific pathogens. Salix has discussed these conditions with the FDA and initiated additional clinical trials, and anticipates filing an amendment to the NDA for Rifaximin in or prior to November 2003.

Once approved, Salix intends to establish Rifaximin as the drug of choice for the treatment of travelers’ diarrhea and a broad range of other gastrointestinal bacterial infections. Salix believes the advantages of Rifaximin to treat these infections are two-fold: (1) site-targeted antibiotic delivery; and (2) improved tolerability compared to other treatments. Less than 1.0% of the drug is absorbed into the bloodstream when it is taken orally, which means that substantially all of the drug is available to destroy bacteria at the site of the infection. In addition, Salix believes Rifaximin should cause fewer side effects or discomforts such as nausea, headache or dizziness than observed with currently available, more highly-absorbed antibiotics. Furthermore, Salix believes Rifaximin is also less likely to cause systemic resistance or harmful interaction with other drugs a patient is taking.

Salix also believes that Rifaximin should, once introduced, be even more successful than Colazal in terms of revenue. This belief is based on the uniqueness of Rifaximin as a gastrointestinal-specific antibiotic, combined with results of Salix market research and discussions with leading medical authorities highlighting the large number of diseases in which Rifaximin could be utilized and the large number of patients who could potentially use Rifaximin. Specifically, Salix believes Rifaximin will potentially compete in an annual U.S. retail market in excess of $2 billion, comprised of over 12 million patients. By comparison, Colazal competes in an annual U.S. retail market of approximately $450 million, comprised of approximately 500,000 patients. While the potential market for Rifaximin is larger than that for Colazal, Salix expects to capture only a portion of this potential market, and might not achieve the same success within this market as it has with Colazal due to competitive and/or other factors.

Salix is exploring potential co-promotion arrangements to market Rifaximin to physicians other than gastroenterologists. Salix believes Rifaximin is unique because there is no other U.S.-approved oral antibiotic with its potential broad-spectrum activity, lack of systemic absorption, and safety and resistance profiles. Accordingly Salix believes that the potential for Rifaximin is significantly undervalued by the stock market.”

The fourth paragraph of the subsection titled “Axcan Hostile Offer” under Item 4(b) on page 9 is amended by deleting the first two sentences in their entirety and inserting the following in lieu thereof: “On April 25, Axcan and Saule Holdings filed a preliminary proxy statement with the SEC that names five nominees for election to the Salix Board at Salix’s 2003 Annual Meeting of Stockholders, which currently is scheduled to be held on June 19, 2003.”

The fifth paragraph of the subsection titled “Axcan Hostile Offer” under Item 4(b) on page 9 is amended by adding the following sentences at the conclusion of the paragraph: “On April 25, 2003, Saule Holdings requested a list of Salix’s security holders so that Saule Holdings could mail its proxy materials to Salix’s stockholders. Salix complied with this request on April 30, 2003.”

(c) Reasons for the Board’s Recommendation; Factors Considered by the Board.

Subparagraph (iv) of the first paragraph under Item 4(c) on page 10 is amended by deleting the last sentence and inserting the following sentence in lieu thereof: “The closing price per share of the Shares on the Nasdaq National Market System on May 5, 2003 was $11.35.”

Subparagraph (ix) (7) of the first paragraph under Item 4(c) on page 11 is amended by adding following sentence at the end of such subparagraph: “The expiration of the waiting period on 11:59 p.m. on May 1, 2003 satisfied this condition.”

The first sentence of the second paragraph of Item 4(c) on page 12 is amended by deleting the words “the sole” and replacing them with the word “reasonable.”

The second paragraph of Item 4(c) on page 12 is amended by deleting the words “otherwise insignificant” from the second sentence thereof.

(d) Intent to Tender

The subsection reference of “(c)” next to “Intent to Tender” on page 12 is changed to the subsection reference “(d).”

Item 7.    Purposes of the Transaction and Plans or Proposals.

The first and second paragraph of Item 7 on page 13 are amended by deleting the two paragraphs in their entirety and inserting the following in lieu thereof:

“Salix has received from other parties, both before and after announcement of the Offer, unsolicited indications of interest with respect to strategic transactions, and it will continue to carefully consider legitimate proposals in the exercise of its duties to the stockholders. As a part of our existing business strategy, we are in discussions with third parties regarding a co-promotion agreement with respect to Rifaximin. For the purpose of enhancing stockholder value, these discussions might also involve discussions or negotiations regarding:

•	any tender offer or other acquisition of the Common Stock by Salix, any of Salix’s subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Salix or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Salix or any of its subsidiaries; or

•	any material change in the present dividend policy, or indebtedness or capitalization of Salix or any of its subsidiaries.

Consistent with its fiduciary duties, the Salix Board of Directors will continue to consider any and all strategies to best serve the interests of Salix and its stockholders.

Other than as described above, Salix is not currently engaged in negotiations or discussions with Axcan or any other party in response to the Offer that relate to or would result in any such transaction. Salix has not entered into any transaction, board resolution, agreement in principal or signed contract for any such action in response to the Offer.”

Item 8.    Additional Information.

(b) Regulatory Matters

The second paragraph of Item 8(b) on page 17 is amended by deleting the entire paragraph and inserting the following in lieu thereof:

“Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by Axcan, which Axcan submitted on April 16, 2003. Salix filed a Notification Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the Offer on April 28, 2003. The waiting period under the HSR Act expired on May 1, 2003 at 11:59 p.m., Eastern time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: May 6, 2003